As filed with the Securities and Exchange Commission on March 6, 2000
                                                   Registration No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ---------------

                                    Form S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                ---------------

                           THE MED-DESIGN CORPORATION
             (Exact name of registrant as specified in its charter)

                Delaware                                  77-0404919
    -------------------------------                   -------------------
    (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                   Identification No.)

                               2810 Bunsen Avenue
                            Ventura, California 93003
                                 (805) 339-0375
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                                JAMES M. DONEGAN
                             Chief Executive Officer
                           The Med-Design Corporation
                               2810 Bunsen Avenue
                                Ventura, CA 93003
                                 (805) 339-0375
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                ---------------
                                   Copies to:
                             ROBERT M. BERGER, ESQ.
                              Bongiovanni & Berger
                               121 S. Broad Street
                           Philadelphia, PA 19107-4550
                                 (215) 790-0060

                                ---------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |__|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__| ___________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |__| ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |__|

                                                CALCULATION OF REGISTRATION FEE
=======================================================================================================================
  Title of Each Class of                                   Proposed                Proposed
     Securities to be            Amount to be          Maximum Offering       Maximum Aggregate           Amount of
        Registered                Registered          Price Per Share(1)      Offering Price(1)        Registration Fee
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share.............. 2,375,708 shares             $17.00              $40,387,036                $11,915
=======================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act based upon the last reported sale price for such security by the Nasdaq Small Cap Market on February 28, 2000.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                2,375,708 SHARES

                           THE MED-DESIGN CORPORATION

                                  COMMON STOCK


     The selling stockholders are offering for sale 2,375,708 shares of our common stock under this prospectus. We will receive no proceeds from the sale of these shares.

     The selling stockholders may sell the shares through public or private transactions, on or off the Nasdaq Small-Cap Market, at prevailing market prices or at privately negotiated prices. See "Plan of Distribution" on page 11.

     The Common Stock is listed on the Nasdaq Small-Cap Market under the symbol "MEDC." On February 28, 2000 the last reported sale price of the common stock on the Nasdaq Small-Cap Market was $17.00 per share.

See "Risk Factors" beginning on page 4 for a discussion of some issues to consider before purchasing our common stock.

                           --------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful of complete. Any representation to the contrary is a criminal offense.

                           --------------------------

                  The date of this Prospectus is March 6, 2000.

                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
The Company..................................................................2
Disclosure Regarding Forward-Looking Statements..............................3
Incorporation of Certain Documents by Reference..............................3
Risk Factors.................................................................4
Use of Proceeds.............................................................10
Selling Stockholders........................................................10
Plan of Distribution........................................................11
Legal Opinion...............................................................11
Experts.....................................................................12
Where You Can Find More Information.........................................12

                                   THE COMPANY

     We are focused on designing and developing safety medical needle devices intended to reduce the incidence of accidental needle sticks to patients and health care workers. We believe that superior devices are necessary to help eliminate these occurrences.

     We have designed and developed 24 safety needle products all utilizing similar patented proprietary technology to reduce or eliminate the possibility of an accidental needle stick. Our products, which are similar in appearance and size to the standard devices in use, incorporate our novel proprietary needle retraction technology that enables a health care professional with no substantial change in operating technique to permanently retract the needle into the body of the device that can then be safely discarded.

     While we may commercially manufacture our own products in the future, we initially plan to license and sell our technology to strategic partners. On December 11, 1998, we signed a Multi-Product Licensing Agreement, an Option Licensing Agreement and an Equity Agreement with Becton, Dickinson and Company ("Becton Dickinson"), a New Jersey based global medical technology company. We granted Becton Dickinson the exclusive worldwide rights to manufacture and sell certain of our products and a one year option, with terms and conditions to be negotiated, to license several additional products. Under the terms of the agreements, we received an initial, non-refundable payment of $4.5 million, an equity investment of $1.5 million and continuing royalty payments for the life of the patents payable on Becton Dickinson's net sales of licensed products. In December 1999 and January 2000, we entered into addendums to the license agreement with Becton Dickinson, pursuant to which we granted Becton Dickinson an option, which expires on March 10, 2000, to an exclusive, world-wide license of 15 additional products. As consideration for this option to license additional products we received $1.5 million. All or a portion of this $1.5 million may be applied by Becton Dickinson against certain future licensing fees or other payments owing to us. If the $1.5 million payment exceeds any future payments becoming due, we will either refund one-sixth of such excess to Becton Dickinson or issue Becton Dickinson shares of our common stock in an amount equal to such excess (based on the market price of our common stock at such time), at Becton Dickinson's option.

     We believe there is a growing legislative initiative in many states and the federal government to mandate a conversion to safety needle devices. To date, four states (California, Texas, Maryland, New Jersey and Tennessee) have passed legislation to mandate or explore the compulsory need for safety needle products. A federal act to accomplish the same purpose has been introduced in both the House and Senate. The Occupational Safety and Health Administration has issued a new compliance directive to enforce the use of available and effective safety engineered needles in virtually every healthcare workplace in the United States. We believe that the attention of legislative bodies to the pressing need for the adoption of safety medical devices will cause increased attention on our products. We believe that we are in a unique position to capitalize upon this increased attention because the portfolio of safety products that we have developed or are developing covers a broad spectrum of medical use.

     Our principal executive offices are located at 2810 Bunsen Avenue, Ventura, California 93003, and our telephone number is (805) 339-0375.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the information in this prospectus contains, or has incorporated by reference, forward-looking statements within the meaning of the federal securities laws. Forward-looking statements typically are identified by use of terms such as "may," "will," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including changes in technology and customer demand for our product and increases in competition. You should also consider carefully the statements under "Risk Factors" which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements. We disclaim any obligation or intent to update any such factors or forward-looking statement to reflect future events or developments.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We refer you to the following documents which we filed with the SEC and incorporate by reference into this prospectus:

          (a) Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.

          (b) The description of our common stock, set forth in our registration statement on Form 8-A filed on June 1, 1995, including any amendment or report filed for the purpose of updating this description.

     We also incorporate by reference all reports and documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act while this registration statement is effective. Any statement contained or incorporated is superseded by any subsequently filed document that constitutes a part of this prospectus.

     Upon request, we will provide to you a copy of any or all documents which were incorporated into this prospectus by reference. You should direct written or oral requests for copies to Lawrence D. Ellis, Chief Financial Officer, The Med-Design Corporation, 2810 Bunsen Avenue, Ventura, CA 93003 (telephone number-805 339-0375).

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in the shares of our common stock.

We are an early stage company

     Since inception, we have been principally engaged in developmental and organizational activities. To date, we have not generated significant revenues from operations. We do not anticipate any significant revenues from the commercialization of our products during the next twelve months. Substantially all of our revenues have resulted from payments received under our strategic alliance with Becton Dickinson. We may not be able to receive royalty revenues in the future from Becton Dickinson and may not be successful in entering into other strategic alliances or arrangements that would result in significant revenues. In addition, commercial marketing of our products may prove to be contingent upon our ability, and the ability of our partners, to obtain various government approvals, including clearances from the U.S. Food and Drug Administration. The approval procedure will be extremely time consuming, expensive and uncertain. If we do not generate sufficient revenues, our business, financial condition and operating results will be materially adversely affected.

     We are an early stage company and our business is subject to all of the risks inherent in the establishment of a new business enterprise. Our likelihood of success must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the formation of a new business, the development of new products, the competitive and regulatory environment in which we may be operating, and the possibility that our activities will not result in the commercialization of our products. We may not be able to develop saleable or useful products.

We are dependent upon our strategic alliances with Becton Dickinson

     In connection with our strategic alliances, Becton Dickinson must provide us with certain royalty payments based on its sales of our products. Substantially all of our revenues have been derived from our strategic alliance with Becton Dickinson and we anticipate that payments from Becton Dickinson will constitute all or a substantial portion of our revenues for the next twelve months. Becton Dickinson has the right to terminate the underlying license agreement upon 60 days' notice and in such event would be subject to no further funding obligations to us. The success of our strategic alliance will depend on Becton Dickinson's own competitive, marketing and strategic considerations, including the relative advantages of alternative products being developed or marketed by competitors. The amount and timing of resources Becton Dickinson commits to these activities are entirely within Becton Dickinson's control. Becton Dickinson is not obligated to pursue the development and commercialization of the products it licenses from us. This strategic alliance may not result in the successful commercialization of the our products and may not generate any future royalty payments. If our strategic alliance with Becton Dickinson were terminated or is unsuccessful in developing or commercializing the products licensed by Becton Dickinson, our business, financial condition and operating results will be materially adversely affected.

We anticipate we will incur continued losses for the foreseeable future

     We have incurred significant losses since inception. We establish that as of December 31, 1999 our accumulated deficit was $22,331,825. Unless and until we are successful in developing and marketing our products and begin to receive significant revenue from the transfer of technology and the granting of licenses, none of which is expected to occur, if at all, before the fourth quarter of year 2000, we will continue to incur losses.

Our operations may require additional funds

     We have incurred negative cash flows from operations since our inception and will continue to spend substantial funds on research and development programs. We believe that our existing capital resources will be adequate to fund our capital requirements through September 30, 2000. We have a revolving line of credit totaling $3,000,000 with our principal bank. Our advances for capital equipment financing under this facility cannot exceed $600,000, and all of our borrowings must be fully collateralized by available-for-sale securities, cash, cash equivalents, equipment financed, and general intangibles. This facility expires on May 20, 2001 and there is no assurance that we will be successful in negotiating a additional financing on terms favorable to us.

     We may need to raise additional funds through public or private financing in order to carry out our planned operations. We believe that we will require additional capital before we can become profitable, if at all. If we are unable to obtain additional financing on terms favorable to us, we may be required to reduce substantially, or eliminate, our product development activities or otherwise modify our business strategy. Our capital requirements will depend on the progress of our research and development programs, our regulatory submissions and approvals, our pilot manufacturing capability and the costs associated with protecting our patents and other proprietary rights.

We may not be able to protect our proprietary rights and we may infringe the proprietary rights of others

     Proprietary rights are important to our success and our competitive position. We attempt to protect our intellectual property and maintain the proprietary nature of our technology by, among other things, filing patent applications for technology that we consider important to the development of our business and require certain employees and key consultants to sign non-disclosure and non-compete agreements.

     We currently own 11 issued U.S. patents and 15 pending U.S. patent applications. We currently have 12 foreign national patents and 21 pending foreign national patent applications. We also have one issued European patent and seven pending European patents applications.

     We also have a trademark registration for the mark "SAFE STEP" and have filed a trademark for the mark "THE MED-DESIGN CORPORATION" in the U.S. patent and trademark office.

     However, our actions may be inadequate to protect any trademarks and other proprietary rights or to prevent others from claiming that our actions violate their trademarks and other proprietary rights. Such claims, with or without merit, could be costly and time-consuming.

We are dependent on a single technology

     All of the products we have designed and developed to date, and several of the products we intend to design and develop, are based upon our proprietary retraction technology. While we intend to develop additional products that are not based upon the proprietary retraction technology, our current narrow focus on a particular technology makes us vulnerable to the development of superior competing products and changes in technology which could eliminate the need for our products. Our business, financial condition and operating results would suffer if a superior competing product were developed, or if there were a reduced need for our products. We may not be able to successfully develop additional products or applications.

Our products may not achieve market acceptance

     The use of safety needles is relatively new. Although the market for syringes, phlebotomy sets and intravenous catheters is large, actual sales of our products, if and when they are produced, may be much less than the market's potential. Sales of our products will depend mostly upon our ability to demonstrate the operational and safety advantages of our products compared to standard syringes, phlebotomy sets and intravenous catheters and our competitors' safety medical devices. We may be unable to sell our products due to the higher cost of safety medical devices relative to standard medical device. There may never be a significant demand for our products.

We have no manufacturing experience and limited manufacturing facilities

     We have not manufactured any products on a commercial basis. Certain members of our management have had experience in the design and manufacturing of other products, including medical devices, but our managers may not be successful in designing and manufacturing our products. To be successful, we must manufacture or contract with third parties to manufacture our products in sufficient quantities, with quality control standards and at a reasonable cost.

     We have leased approximately 26,000 square feet of space in Ventura, California which contains, among other things, a semi-automated assembly system to pilot manufacture our products. To the extent we cannot or do not manufacture sufficient quantities of our products to satisfy the demand, if any, we will be required to contract with third parties to manufacture such products. We may not be able to enter into any such agreements on acceptable terms. Delays in engaging third parties to manufacture our products could have a material adverse effect on our manufacturing plans and timetable. In addition, third party manufacturers may not meet our requirements for quality, quantity and timeliness, or comply with requirements imposed by the FDA or other governmental agencies, and we not be able to find substitute manufacturers, if necessary.

We have a limited marketing staff

     We have no staff dedicated solely to marketing. If our commercial products are developed, we will need to employ a sales force or retain marketing and distribution services from other parties. We may not be able to hire and retain qualified individuals. If we seek marketing and distribution services from third parties, we may not be able to enter into agreements on acceptable terms.

We have a limited number of employees

     The number of employees that we may need to hire will vary according to the progress made in the development of our pilot manufacturing plant and the extent to which we undertake the development, manufacture, marketing and distribution of our products. If the need arises, we may not have the resources or ability to engage qualified employees or outside independent consultants.

We are dependent on key personnel

     Our success depends upon the skills, experience and efforts of our executive officers and certain marketing and technical people. We are particularly dependent upon the services of James M. Donegan, our Chief Executive Officer, Michael J. Botich, our Senior Vice President, Research and Development and Thor R. Halseth, our Senior Vice President, Design. If Mr. Donegan, Mr. Botich or Mr. Halseth, or any of our other key personnel, do not continue in their present capacities, our operations could me materially adversely affected.

We are subject to product liability claims

     The manufacture and sale of our medical devices entails an inherent risk of liability in the event of product failure or claim of harm caused by product operation. Although we currently maintain product liability insurance coverage ($5,000,000 per occurrence and in the aggregate), such coverage may not remain available at a reasonable cost and in amounts sufficient to protect us against claims or recalls that could have a material adverse effect on our financial condition.

Our business is subject to FDA Regulation

     Our products are medical devices subject to regulation by the Food and Drug Administration, which regulates, among other things, product manufacture, labeling, distribution, and promotion in the United States. Our medical devices must be cleared or approved by the Food and Drug Administration before we can begin selling them in the United States. To date, none of the products we plan to sell have been cleared or approved.

     Obtaining Food and Drug Administration approval or clearance to market a product can be a lengthy and costly process that can involve extensive clinical studies. We may not be able to obtain the necessary FDA authorizations to allow marketing or our products in a timely fashion, or at all.

     Even if we get approvals or clearances, later problems with the product could cause Food and Drug Administration to suspend or revoke them. Also, if the Food and Drug Administration authorizes marketing of our products, we will be subject to continuing requirements governing, among other things, the claims we can make and our manufacturing processes. Failing to comply with FDA's requirements can result in limitations on continued marketing and civil and criminal penalties.

Our markets are highly competitive

     The needle market is highly competitive. We will compete in the United States and abroad with medical product companies, including Tyco Kendall, Terumo Medical, Becton Dickinson, Johnson & Johnson Retractable Technologies, Inc. and Bio-Plexus, Inc. Several of these companies also manufacture safety needles. Our products will compete with the standard and safety products manufactured by these and other companies in the United States and in certain foreign countries. Many of our competitors are better known, have longer operating histories and are substantially larger and better financed than us. Such competitors may use their economic strength to influence the market to continue to buy their existing products or new products developed by them. One or more of these competitors also could use such resources to improve their current products or develop additional products which may compete more effectively with our products. New competitors may arise and may develop products which compete with our products. In addition, new technologies may arise which could lower or eliminate the demand for our products. We cannot predict the development of future competitive products or companies. We will be materially adversely affected if we are unable to compete successfully.

Our systems may not be Year 2000 compliant

     The "Year 2000 Issue" describes the use of two digits rather than four digits to define the applicable year in certain computer programs. In the Year 2000, any of our computer programs that have two digit date-sensitive software may interpret a date of "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing discrepancies of operations. Our business operations are dependent upon internal software, independent suppliers and Becton Dickinson.

     We have reviewed our internal programs and have determined that there are no material Year 2000 issues within our systems. We have engaged our network service provider to examine all software utilized in our operations to ensure Year 2000 compliance. Due to the uncertainty inherent in the Year 2000 process, we are unable to determine a reasonable worst case scenario at this time.

We are controlled by our directors and officers

     As of December 31, 1999, our directors and officers beneficially owned or controlled approximately 39.95% of the outstanding Common Stock. Accordingly, such executive officers and directors may, as a group, have the ability to exert significant control over the election of our Board of Directors and to determine corporate actions requiring stockholder approval including mergers, consolidations and the sale of all or substantially all of the our assets. The interests of these shareholders could conflict with the interests of our other shareholders.

Our stock price is volatile

     Historically, the trading price of the our Common Stock has fluctuated widely, and it may be subject to similar future fluctuations in response to quarter-to-quarter variations in operating results, announcements regarding technological innovations, the formation of joint ventures and strategic alliances, governmental regulatory approvals of our products, the development of new products by us or our competitors, general conditions in the medical device industry and other events or factors, including factors such as analysts' expectations which are beyond our control. In addition, in recent years the prices of securities of NASDAQ Small-Cap Market companies and development stage companies, in particular, have been extremely volatile. Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's reaction to such volatility.

Our common stock is subject to dilution

     As of December 31, 1999, there are 9,074,637 shares of our Common Stock issued and outstanding. In addition, an aggregate of 2,375,708 additional shares of our Common Stock is issuable pursuant to stock options granted under our Non-Qualified Stock Option Plan, Warrants, Series A Convertible Preferred Stock, Convertible Debentures and a stock grant agreement.

     As of December 31, 1999, the exercise price of stock options and warrants to purchase 1,639,000 shares was at or below the current fair market value of our Common Stock. The issuance of Common Stock upon the exercise of such stock options and warrants may have an adverse effect upon the market price of our Common Stock.

We are unlikely to pay dividends on our common stock

     No cash dividends have been paid on our Common Stock. We anticipate that income received from operations, if any, will be devoted to our future operations. Accordingly, no cash dividends are anticipated in the future.

There are several barriers to takeover

     We have an authorized class of 5,000,000 shares of preferred stock, 300,000 of which are issued and outstanding. The Board of Directors has the authority, without shareholder approval, to issue preferred stock in one or more series and to fix the relative rights and preferences thereof including their redemption, dividend and conversion rights. Our ability to issue the authorized but unissued shares of such preferred stock, depending upon the rights, preferences and designations thereof, may have the effect of delaying, deterring or preventing a change in control.

     We are governed by the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law enacted in 1988. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" is defined to include mergers, asset sales and certain other transactions resulting in a financial benefit to the stockholders. An "interested stockholder" is defined as a person who, together with affiliates and associates, owns, (or, within the prior three years, did own) 15% or more of a corporation's voting stock. As a result of the application of Section 203, potential acquirers may be discouraged from attempting to effect an acquisition transaction with us, thereby possibly depriving holders of the above market prices paid pursuant to such transactions.

Our stock is subject to the risks associated with low-priced stocks

     The Securities and Exchange Commission has adopted regulations which define a "penny stock" to be an equity security that has a market price (as therein defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. Disclosure is also required to be made about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. These restrictions will not apply to our securities if they continue to be listed on the NASDAQ Small Cap Market and have certain price and volume information provided on a current and continuing basis or meet certain minimum net tangible assets or average revenue criteria. In any event, even if our securities were exempt from such restrictions it would remain subject to
Section 15(b)(6) of the Exchange Act, which gives the Securities and Exchange Commission the authority to prohibit any person engaged in unlawful conduct while participating in a distribution of penny stock, if it finds that such a restriction would be in the public interest. If our securities were to be removed from listing on the NASDAQ Small-Cap Market or otherwise become subject to the existing rules on penny stocks, you may have difficulty selling our securities.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

     The shares of our common stock being offered by the selling stockholders may be acquired, from time to time, upon (i) the conversion of the $1,550,000 aggregate principal amount of convertible debentures that we issued to certain of the selling shareholders in a private financing in June of 1998, (ii) the exercise of warrants granted from time to time to certain of the selling stockholders, and (iii) the conversion of 300,000 shares of Series A convertible preferred stock that we issued to Becton Dickinson in connection with the Licensing Agreement on December 11, 1998. The convertible debentures are convertible into our common stock at a conversion price equal to $1.25, the warrants are exercisable into our common stock at a weighted average exercise price of $3.78 and each share of the Preferred Stock is convertible into one share of common stock. The selling stockholders are selling all of the common stock offered by this prospectus and will receive all of the proceeds from the sale.

     The following table sets forth certain information regarding the beneficial ownership of the common stock as of December 31, 1999 by each of the selling stockholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to the shares of common stock, except to the extent authority is shared by spouses under applicable law.

     The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this Prospectus will be sold. See "Plan of Distribution."

                                                                                          Common Stock To Be
                                     Common Stock                                   Beneficially Owned If All Shares
                                   Beneficially Owned                                      Offered Hereunder
                                Prior to the Offering(1)                                       Are Sold(1)
                                -----------------------                             --------------------------------
                                                            Shares That May be
            Name                    Shares       Percent    Offered Hereunder            Shares           Percent
            ----                    ------       -------    -----------------            ------           -------
Almaro Trading LLC(2)                 80,000        *             80,000                       0              0

Kien Haan Chen and Yung San           40,000        *             40,000                  40,000              *
Chen (JTTEN)(2)

Joanne Combleet and Harry             40,000        *             40,000                       0              0
Combleet (JTTEN)(2)

John W. Dean and Katherine            80,000        *             80,000                       0              0
Dean (JTTEN)(2)

E. Stephen Ellis and Carol Ellis      60,000        *             60,000                   2,000              *
(JTTEN)(2)

Joseph M. Evanich(2)                  20,000        *             20,000                       0              0

John F. Kelley and Susan              80,000        *             80,000                 589,750            6.5%
Kelley (JTTEN)(2)

Cathy Wichert(2)                      40,000        *             40,000                   2,500              *

Edgell Street Partners(2)             80,000        *             80,000                  44,000              *

Stephen Lampe(2)                     280,000        3%            280,000                       0              0

R. Scott Williams(2)                 152,000      1.67%           152,000                       0              0

DLJ Securities Corp.(2)               88,000        *             88,000                       0              0

J. Sheehan & Co.(3)                   80,000        *             80,000                       0              0

Dominique Bodevin(3)                  10,000        *             10,000                       0              0

Roger Favale(3)                       10,000        *             10,000                   6,000              *

John C. Kulli(3)                      75,000        *             75,000                       0              0

Allan Coplin(3)                       25,000        *             25,000                       0              0

Gilbert White(3)                      50,000        *             50,000                 150,250            1.6%

James M. Donegan(3)(4)               125,000       1.3%          125,000               1,270,065             14%

Joseph N. Bongiovanni III (3)        100,000        1%           100,000                  55,000              *

John F. Kelley(3)(5)                 500,000       5.5%          500,000                  89,750              *

Richard Katz(3)                        5,000        *              5,000                       0              0

Pasquale Vallone                      39,482        *             39,482                  90,726              *

Becton Dickinson(6)                  300,000       3.3%          300,000                       0              0

Edward Allard                          8,208        *              8,208                       0              0

Daniel Q. Longmire                     7,208        *              7,208                       0              0


--------------
*   Less than 1%

(1) Based on an aggregate of 9,074,637 shares of common stock outstanding as of December 31, 1999.

(2) Includes shares of our common stock previously issued and issuable pursuant to convertible debentures.

(3) Includes shares of our common stock previously issued and issuable pursuant to presently exercisable Warrants.

(4) James M. Donegan is the President and Chief Executive Officer of Med-Design.

(5) John F. Kelley is a Director of Med-Design.

(6) Includes shares of our common stock issuable pursuant to Series A convertible preferred stock.

                              PLAN OF DISTRIBUTION

     On March 6, 2000, we registered the shares of common stock offered by this prospectus, in addition to other shares of common stock, to fulfill our obligations under agreements with the selling stockholders. The registration of the shares of common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders under this prospectus.

     The selling stockholders may offer their shares at various times in one or more of the following transactions:

     o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     o face-to-face transactions between the selling stockholders and purchasers without a broker-dealer.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act or 1933, as amended (the "Securities Act"), in connection with such sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

     Upon being notified by the selling stockholders that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplemented prospectus, if required, pursuant to Rule 424(c) under the Securities Act, disclosing:

     o    the name of each such broker or dealer;

     o    the number of shares involved;

     o    the price at which such shares were sold;

     o the commissions paid or discounts or concessions allowed to such broker(s) or dealer(s), where applicable;

     o that such broker(s) or dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

     o    other facts material to the transaction.

     We are bearing all costs relating to the registration of the shares (other than fees and expenses, if any, of counsel or other advisers to the selling stockholders). The selling stockholders will pay any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares.


                                  LEGAL OPINION

     Bongiovanni & Berger opined as to the legality of the common stock offered under this prospectus.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-KSB for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports and other information with the Securities and Exchange Commission (the "SEC"). You can read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549; Midwest Regional office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. You can obtain copies of such material at the prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. You can obtain information about the SEC's Public Reference Room at 1-800-SEC-0330. In addition, we file this material electronically with the SEC, and the SEC maintains a website (http://www.sec.gov) that contains reports, proxy statements and other information regarding companies (including us) that file electronically with the SEC. Our common stock is listed on the Nasdaq Small-Cap Market and our reports, proxy statements and other information can also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We filed on March 6, 2000 a registration statement on Form S-3, with respect to our common stock. For further information with respect to us and the shares, we refer you to that registration statement and its exhibits. Statements made in this prospectus regarding the contents of any contract or other documents are not necessarily complete. You should read the actual documents which are exhibits to the registration statement in their entirety.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the expenses (other than underwriting compensation expected to be incurred) in connection with the offering described in this Registration Statement. All of such amounts (except the SEC Registration
Fee) are estimated.

SEC Registration Fee................................................ $11,915.00
Legal Fees and Expenses.............................................  50,000.00
Accounting Fees and Expenses........................................  15,000.00

Total............................................................... $76,915.00
                                                                     ----------

Item 15. Indemnification of Directors and Officers

     The Delaware General Corporation Law authorizes the Registrant to grant indemnities to directors and officers in terms sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

     Article VII of the Registrant's By-laws provides as follows:

     Section A. The Corporation shall, to the fullest extent now or hereafter permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Section B. The Corporation shall, to the fullest extent now or hereafter permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he ir or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint, venture, trust or other enterprise against expenses, including attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation. No such indemnification against expenses shall be made, however, respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section C. Indemnification under Sections A and B of this Article shall be made by the Corporation when ordered by a court or upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in those Sections. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or (b) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

     Section D. Expenses incurred in defending a civil or criminal action, suit or proceeding of the kind described in Sections A and B of this Article shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking, by or on behalf of the person who may be entitled to indemnification under those Sections, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation.

     Section E. The indemnification provided in this Article shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section F. Nothing herein contained shall be construed as limiting the power or obligation of the Corporation to indemnify any person in accordance with the Delaware General Corporation Law, as amended from time to time, or in accordance with any similar law adopted in lieu thereof. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     Section G. The Corporation shall also indemnify any person against expenses, including attorneys' fees, actually and reasonably incurred by him in enforcing any right to indemnification under this Article, under the Delaware General Corporation Law, as amended from time to time, or under any similar law adopted in lieu thereof.

     Section H. Any person who shall serve as a director, officer, employee or agent of the Corporation or who shall serve, at the request of the Corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be deemed to do so with knowledge of an in reliance upon the rights of indemnification provided in this Article, in the Delaware General Corporation Law, as amended from time to time, and in any similar law adopted in lieu thereof.

The Company also maintains directors' and officers' liability insurance coverage which insures directors and officers of the Company against certain losses arising from claims made, and for which the Company has not yet provided reimbursement, by reason of their being directors and officers of the Company or its subsidiaries.

Item 16. Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit
Number                          Description
-------                         -----------

5      --   Opinion of Bongiovanni & Berger regarding legality of securities being registered
23.1   --   Consent of Bongiovanni & Berger (included in its opinion filed as
              Exhibit 5 hereto)
23.2   --   Consent of PricewaterhouseCoopers LLP
24     --   Powers of Attorney (included as part of the signature page hereof)

Item 17. Undertakings


     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     provided, however, that paragraphs (1) (i) and (1) (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ventura, State of California, on March 6, 2000.

                                         THE MED-DESIGN CORPORATION

                                         By: /s/ JAMES M. DONEGAN
                                             ----------------------------------
                                             James M. Donegan
                                             President, Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below in so signing also makes, constitutes and appoints James M. Donegan and Lawrence D. Ellis, or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute and cause to be filed with the Securities and Exchange Commission any and all amendments and post-effective amendments to this Registration Statement and a related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and in each case to file the same, with all exhibits thereto and other documents in connection therewith, and hereby ratifies and confirms all that said attorneys-in-fact and agents or their substitute or substitutes may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                           Title                                            Date
---------                           -----                                            ----
/s/ JAMES M. DONEGAN                Chairman of the Board, President and             March 6, 2000
------------------------------      Chief Executive Officer
James M. Donegan                    (Principal Executive Officer)

/s/ LAWRENCE D. ELLIS               Vice President of Finance and                    March 6, 2000
------------------------------      Acting Chief Financial Officer
Lawrence D. Ellis                   (Principal Financial and Accounting Officer)

/s/ JOSEPH N. BONGIOVANNI, III      Director                                         March 6, 2000
------------------------------
Joseph N. Bongiovanni, III

/s/ JOHN F. KELLEY                  Director                                         March 6, 2000
------------------------------
John F. Kelley

/s/ MICHAEL SIMPSON                 Director                                         March 6, 2000
------------------------------
Michael Simpson

/s/ GILBERT M. WHITE                Director                                         March 6, 2000
-------------------------------
Gilbert M. White


/s/ WILLIAM A. JOLLY                Director                                         March 6, 2000
-------------------------------
William A. Jolly

/s/ VINCENT PAPA                    Director                                         March 6, 2000
-------------------------------
Vincent Papa

/s/ PASQUALE VALLONE                Director                                         March 6, 2000
-------------------------------
Pasquale Vallone

                                  EXHIBIT INDEX


Exhibit
Number                              Description

5       --    Opinion of Bongiovanni & Berger regarding legality of securities being registered
23.1    --    Consent of Bongiovanni & Berger (included in its opinion filed as
                Exhibit 5 hereto)
23.2    --    Consent of PricewaterhouseCoopers LLP
24      --    Powers of Attorney (included as part of the signature page hereof)